UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

OUTERWALL INC.

(Name of Subject Company)

OUTERWALL INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

Donald R. Rench

Chief Legal Officer, General Counsel and Corporate Secretary

Outerwall Inc.

1800 114th Avenue S.E.

Bellevue, Washington 98004

(425) 943-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jens M. Fischer

Lance W. Bass

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Outerwall Inc., a Delaware corporation (the “Company”) by Aspen Parent, Inc., a Delaware corporation (“Parent”), Aspen Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Outerwall Merger Sub”) and Redwood Merger Sub, Inc. a Delaware corporation and wholly owned subsidiary of Parent (“Redbox Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated July 24, 2016, among Parent, Outerwall Merger Sub, Redbox Merger Sub, the Company and Redbox Automated Retail, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company.

The information set forth under Items 2.02 and 9.01 of the Current Report on Form 8-K furnished by the Company on July 28, 2016 (including all exhibits attached thereto) is incorporated herein by reference.

Important Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Parent and Outerwall Merger Sub intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Parent and Outerwall Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES THERETO.

Investors may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by visiting the Company’s Investor Relations website at ir.outerwall.com or by contacting the Company’s Investor Relations Department by phone at (425) 943-8242 or by e-mail at investor.relations@outerwall.com.

Forward-Looking Statements

This communication contains forward-looking statements in addition to historical and other information. The Company uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would,” or any variations of these words, or other words with similar meanings to or that otherwise, identify forward-looking statements. All statements that address activities, events, performance or developments that the Company intends, expects or believes may occur in the future are forward-looking statements. Forward-looking statements may relate to such matters as the tender offer, its completion and the completion of the related transactions, including the mergers, as well as the Company’s industry, business strategy, goals, projections and expectations concerning the Company’s market positions, future operations, future performance, results or condition, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings. The following are some of the factors and uncertainties that could cause actual future results, performance, condition and events to differ, including materially, from those expressed in any forward-looking statements: (1) uncertainties as to the timing of the proposed transactions relating to the tender offer and the mergers; (2) the risk that the proposed transactions, including the tender offer and the mergers, may not be completed in a timely manner or at all; (3) uncertainties as to the percentage of the Company’s stockholders that will support the proposed transactions and tender their shares in the tender offer; (4) the possibility that competing offers or acquisition proposals for the Company will be made; (5) the possibility that any or all of the various conditions to the consummation of the proposed transactions may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger (such as the occurrence of a material adverse effect), including in circumstances that would require the Company to pay a termination fee or other expenses; (7) risks regarding the failure to obtain the necessary financing to complete the proposed transactions; (8) risks related to the equity and debt financing and related guarantee arrangements entered into in connection with the proposed transactions; (9) the effect of the announcement or pendency of the proposed transactions on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, retailers, suppliers and others with whom it does business, and its operating results and business generally; (10) risks related to diverting management’s attention from the Company’s ongoing business operations; (11) the risk that stockholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; (12) effects of changes in the general business, political and economic climates; and (13) other factors as set forth from time to time in the Company’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2015, subsequent Form 10-Q filings, and other SEC filings. These forward-looking statements reflect the Company’s expectations as of the date of this communication. Factors or events that could affect the proposed transactions or cause actual events, results or performance to differ, including materially, may emerge from time to time, and it is not possible for the Company to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the proposed transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made by the Company in this communication speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.